EXHIBIT (a)(8)

November 26, 2002

Dear TRW Option Holder:

Last week Northrop Grumman Corporation announced that an agreement had been reached for the sale of TRW’s automotive business to The Blackstone Group, subject to the completion of the merger involving Northrop Grumman and TRW. Enclosed for your information is a supplement to the joint proxy statement/prospectus dated November 4, 2002 previously provided to you containing the details of Northrop Grumman’s agreement with Blackstone. If the TRW/Northrop Grumman merger is not completed for any reason, the agreement for the sale of TRW’s automotive business to Blackstone will be terminated.

If you are also a TRW shareholder, you will be receiving another copy of the enclosed supplemental disclosure materials together with an additional proxy/voting instruction card, which you can use to vote your shares with respect to the TRW/Northrop Grumman merger.

TRW option holders should read the enclosed supplemental materials carefully, together with the materials previously sent to you regarding the cash election right, before deciding whether to make a cash election with respect to TRW stock options. For your convenience, we have enclosed another copy of an election form and a notice of cancellation of election form. Please call Georgeson Shareholder Communications Inc. toll free at (866) 454-5142 with any questions.

Sincerely,

Philip A. Odeen
Chairman
TRW Inc.

If you submit more than one election or notice of cancellation of election form, the latest dated form received by Corporate Election Services before the cash election period expires will be deemed to be the effective form.

If you want to exercise your cash election right, when you complete the election form, PLEASE REMEMBER TO CIRCLE THE GRANT NUMBER(S) of the options for which you elect the cash election right.